

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 8, 2017

Marcio Kumruian
Chief Executive Officer
Netshoes (Cayman) Limited
Rua Vergueiro 961, Liberdade
01504-001 São Paulo, São Paulo, Brazil

> **Re:** **Netshoes (Cayman) Limited**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted March 2, 2017**
> **CIK No. 0001562767**

Dear Mr. Kumruian:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Cost of Sales and Gross Margin, page 64

1. Please disclose the causes of the decrease in gross margin in 2016. Please also consider whether there is any trend information with respect to this change that should be discussed. Refer to Item 5 of Form 20-F.

<u>Principal and Selling Shareholders, page 111</u>

2. We note your disclosure that Marcio Kumruian transferred all of his common shares in the company to CDK Net Limited. Please revise your disclosure to identify the natural person(s) who controls the shares held by CDK Net Limited.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336, or Robyn Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products